FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant’s name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑                    Form 40-F ☐

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

SIGNATURES
List identifying information required to be furnished by Diageo plc pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act 1934

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)
Date 15 April 2005	By	/s/ J Nicholls
		Name:	J Nicholls
		Title:	Deputy Company Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 March 2005

Information	Required by/when
Public Announcements/Press	The Stock Exchange, London

Announcement	Announcement
Company purchases its own securities through CSFB Europe Ltd. (1 March 2005)	Company purchases its own securities through CSFB Europe Ltd. (16 March 2005)
Announcement	Announcement
Company purchases its own securities through CSFB Europe Ltd. (2 March 2005)	Company purchases its own securities through CSFB Europe Ltd. (17 March 2005)
Announcement	Announcement
Transfer of Shares by Diageo Share Ownership Trustee Limited and Messrs Walsh and Rose inform the Company of their beneficial interests therein (4 March 2005)	Transfer of Shares by Diageo Share Ownership Trustee Limited and Messrs Walsh and Rose inform the Company of their beneficial interests therein (18 March 2005)
Announcement	Announcement
Company purchases its own securities through CSFB Europe Ltd. (8 March 2005)	Company purchases its own securities through CSFB Europe Ltd. (18 March 2005)
Announcement	Announcement
Company purchases its own securities through CSFB Europe Ltd. (9 March 2005)	Company purchases its own securities through CSFB Europe Ltd. (22 March 2005)
Announcement	Announcement
Transfer of Shares by Diageo Share Ownership Trustee Limited and Messrs Walsh and Rose inform the Company of their beneficial interests therein. Lord Blyth and Todd Stitzer inform the Company of their beneficial interests. Company receives notification from Barclays PLC of interest in shares in the Company. Lodgment of the Company’s Interim Report, Summary Financial Statement Notices with UK Listing Authority
(10 March 2005)
Company purchases its own securities through CSFB Europe Ltd. (23 March 2005)
Announcement	Announcement
Company purchases its own securities through CSFB Europe Ltd. (10 March 2005)	Transfer of Shares by Diageo Share Ownership Trustee Limited and Messrs Walsh and Rose inform the Company of their beneficial interests therein (24 March 2005)

Announcement	Announcement
Transfer of Shares by Diageo Share Ownership Trustee Limited and Messrs Walsh and Rose inform the Company of their beneficial interests therein. Lodgment of Diageo Capital B.V. financial statements with UK Listing Authority.
(11 March 2005)
Company purchases its own securities through CSFB Europe Ltd. (24 March 2005)
Announcement	Announcement
Amendment to announcement of 11 March 2005 (11 March 2005)	Company purchases its own securities through CSFB Europe Ltd. (29 March 2005)
Announcement	Announcement
Company purchases its own securities through CSFB Europe Ltd. (14 March 2005)	Company announces appointment of Dr F. B. Humer to the Board of Diageo plc effective from 1 April 2005. (30 March 2005)
Announcement	Announcement
Company purchases its own securities through CSFB Europe Ltd. (15 March 2005)	Company purchases its own securities through CSFB Europe Ltd. (30 March 2005)
Announcement
Company purchases its own securities through CSFB Europe Ltd. (31 March 2005)

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:18 01-Mar-05
Number	2082J

Diageo plc announces that it has today purchased through CSFB Europe Ltd 1,000,000 ordinary shares at a price of 742.85 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 43,830,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,005,980,623.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:19 02-Mar-05
Number	2728J

Diageo plc announces that it has today purchased through CSFB Europe Ltd 1,500,000 ordinary shares at a price of 733.25 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 45,330,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,004,480,623.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	14:28 04-Mar-05
Number	PRNUK-0403

TO:	Regulatory Information Service PR Newswire
RE:	CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 4 March 2005 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 819 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 3,659 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 25 February 2005 at prices per Ordinary Share of £7.5115 and £7.531, by the Trustee.

Date of Transaction	No of Ordinary Shares Sold	Price Per Share
25.02.05	648	£7.5115
25.02.05	171	£7.531

Date of Transaction	No of Ordinary Shares Transferred
25.02.05	3,659

The total holding of the Trust now amounts to 4,517,311 Ordinary Shares.

Directors who are potential beneficiaries of the Plan are NC Rose and PS Walsh.

4 March 2005

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:29 08-Mar-05
Number	4966J

Diageo plc announces that it has today purchased through CSFB Europe Ltd 2,000,000 ordinary shares at a price of 735.24 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 47,330,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,002,481,146.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:58 09-Mar-05
Number	5515J

Diageo plc announces that it has today purchased through CSFB Europe Ltd 2,000,000 ordinary shares at a price of 740.36 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 49,330,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,000,483,373.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding and various
Released	15:26 10-Mar-05
Number	PRNUK-1003

TO:	Regulatory Information Service PR Newswire
RE:	CHAPTER 16 PARAGRAPH 13, CHAPTER 9 PARAGRAPH 11 AND CHAPTER 9 PARAGRAPH 32 OF THE LISTING RULES

Diageo plc (the ‘Company’) announces that:

It received notification on 10 March 2005 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that:

(i)  the Trustee purchased 43,559 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants in the Plan on 10 March 2005 at a price of £7.46 per share. The Ordinary Shares were purchased by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan;

(ii)  the following directors of the Company were allocated Ordinary Shares on 10 March 2005 under the Plan, from those purchased by the Trustee as disclosed in (i) above:

Name of Director	Number of Ordinary Shares
N C Rose	24
P S Walsh	24

The number of Ordinary Shares allocated comprises those purchased by the Trustee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the

Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £7.46.

The Ordinary Shares are held by the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

As a result of purchases, awards and transfers made by the Trustee on behalf of the Company on 10 March 2005 in respect of all participants in the Plan, the total holding of the Trustee now amounts to 4,560,870 Ordinary Shares.

As a result of the above, these directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Grand Metropolitan No 2 Employee Share Trust and the Diageo Employee Benefit Trust) are as follows:

Name of Director	Number of Ordinary Shares
N C Rose	230,473
P S Walsh	724,992

It received notification on 10 March 2005 from Lord Blyth, a director of the Company, that he has purchased 982 Ordinary Shares on 10 March 2005 under an arrangement with the Company, whereby he has agreed to use an amount of £7,375 per month, net of tax, from his director’s fees to purchase Ordinary Shares.

Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £7.46.

As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 104,060.

It received notification on 10 March 2005 from Todd Stitzer, a director of the Company, that he has purchased 133 Ordinary Shares on 10 March 2005 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 per month, net of tax, from his director’s fees to purchase Ordinary Shares.

The Ordinary Shares were purchased at a price per share of £7.46.

As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 1,222.

It received notification on 9 March 2005 for the purposes of Sections 198 to 208 of the Companies Act 1985, from Barclays PLC (‘Barclays’) that as at 4 March 2005 Barclays had, through its legal entities listed below, increased its interest in the Company’s Ordinary Shares to 111,307,759 Ordinary Shares, representing 3.70 per cent. of the issued share capital. The issued share capital of the Company as at 9 March 2005 was 3,004,483,373, excluding 45,330,000 Ordinary Shares held as Treasury Shares. The Legal Entities, Registered Holders and the number of Ordinary Shares held by each of them are as follows:

Legal Entity	Holding
Barclays Life Assurance Co Limited	3,665,359
Barclays Global Investors Japan Trust	2,990,046
Gerrard Limited	445,610
Barclays Global Investors Japan Limited	723,808
Barclays Private Bank and Trust Limited	3,739
Barclays Global Investors Australia Limited	778,157
Barclays Private Bank and Trust Limited	47,110
Barclays Private Bank Limited	341,866
Barclays Global Investors Limited	37,389,450
Barclays Global Investors, N.A.	29,668,811
Barclays Global Fund Advisors	6,714,198
Barclays Bank Trust Company Limited	1,233,243
Barclays Capital Securities Limited	27,306,362

Total	111,307,759

Registered Holder	Holding
Bank of Ireland	423,589
BARCLAYS CAPITAL NOMINEES LIMITED	27,306,362
Barclays Trust Co & Others	73,616
BARCLAYS TRUST CO AS EXEC/ADM	13,766
Barclays Trust Co DMC69	44,484
Barclays Trust Co E99	15,278
Barclays Trust Co EP856	345
Barclays Trust Co R69	1,085,754
BNP PARIBAS	89,131
CHASE NOMINEES LTD	1,705,397
CHASE NOMINEES LTD	5,643,468
CIBC MELLON GLOBAL SECURITIES	53,356
Clydesdale Nominees HGB0125	4,258
Clydesdale Nominees HGB0125	1,709
Clydesdale Nominees HGB0125	4,000
Clydesdale Nominees HGB0125	7,000
Clydesdale Nominees HGB0125	3,090
Clydesdale Nominees HGB0125	4,254
Clydesdale Nominees HGB0125	3,500
Clydesdale Nominees HGB0125	13,206

Registered Holder	Holding
Clydesdale Nominees HGB0125	2,213
Clydesdale Nominees HGB0125	2,540
Clydesdale Nominees HGB0225	1,340
INVESTORS BANK AND TRUST CO.	872,971
INVESTORS BANK AND TRUST CO.	34,610
INVESTORS BANK AND TRUST CO.	4,439,165
INVESTORS BANK AND TRUST CO.	415,951
INVESTORS BANK AND TRUST CO.	24,777
INVESTORS BANK AND TRUST CO.	15,566,699
INVESTORS BANK AND TRUST CO.	470,015
INVESTORS BANK AND TRUST CO.	2,549,000
INVESTORS BANK AND TRUST CO.	721,761
INVESTORS BANK AND TRUST CO.	15,247
INVESTORS BANK AND TRUST CO.	222,735
INVESTORS BANK AND TRUST CO.	40,287
INVESTORS BANK AND TRUST CO.	138,764
INVESTORS BANK AND TRUST CO.	85,932
INVESTORS BANK AND TRUST CO.	5,140,530
INVESTORS BANK AND TRUST CO.	733,635
INVESTORS BANK AND TRUST CO.	575,050
JP MORGAN (BGI CUSTODY)	963,231
JP MORGAN (BGI CUSTODY)	199,204
JP MORGAN (BGI CUSTODY)	157,432
JP MORGAN (BGI CUSTODY)	1,772,684
JP MORGAN (BGI CUSTODY)	374,821
JP MORGAN (BGI CUSTODY)	55,945
JP MORGAN (BGI CUSTODY)	92,400
JP MORGAN (BGI CUSTODY)	29,866,508
JP MORGAN (BGI CUSTODY)	49,642
JP MORGAN (BGI CUSTODY)	174,077
JPMORGAN CHASE BANK	507,665
JPMORGAN CHASE BANK	270,492
JPMorgan Chase Bank	7,222
JPMorgan Chase Bank	32,646
JPMorgan Chase Bank	188,570
JPMORGAN CHASE BANK	90,924
JPMorgan Chase Bank	389,359
JPMorgan Chase Bank	1,623,892
JPMorgan Chase Bank	128,225
JPMorgan Chase Bank	81,460
JPMorgan Chase Bank	330,665
JPMorgan Chase Bank	381,452
JPMorgan Chase Bank	30,078
JPMorgan Chase Bank	24,915
Mellon Trust — Boston & SF	437,854
Mellon Trust — Boston & SF	134,777
MELLON TRUST OF NEW ENGLAND	168,331
Mitsubishi Trust International	19,774

Registered Holder	Holding
NORTHERN TRUST BANK — BGI SEPA	182,399
NORTHERN TRUST BANK — BGI SEPA	215,997
NORTHERN TRUST BANK — BGI SEPA	44,638
R C Greig Nominees Limited alc	147,911
R C Greig Nominees Limited alc	25,772
R C Greig Nominees Limited GP1	203,879
R C Greig Nominees Limited SA1	68,048
Reflex Nominees Limited	1,875
Reflex Nominees Limited	1,864
State Street	52,007
State Street Bank & Trust — U.	79,915
STATE STREET BOSTON	259,881
STATE STREET BOSTON	2,526,871
WELLS FARGO SEATTLE — WIRE BAN	51,806
ZEBAN NOMINEES LIMITED	341,866

Total	111,307,759

In accordance with Chapter 9 paragraph 32 of the Listing Rules, two copies of the Company’s Interim Report for the six months ended 31 December 2004 and Summary Financial Statements Notices have been lodged today with the UK Listing Authority for publication through the Document Viewing Facility.

10 March 2005

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:08 10-Mar-05
Number	6149J

Diageo plc announces that it has today purchased through CSFB Europe Ltd 1,500,000 ordinary shares at a price of 745.32 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 50,830,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,998,984,083.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding and various
Released	15:54 11-Mar-05
Number	PRNUK-1103

TO:	Regulatory Information Service PR Newswire
RE:	CHAPTER 16 PARAGRAPH 13 AND CHAPTER 23 PARAGRAPH 23.23 OF THE LISTING RULES

Diageo plc (the ‘Company’) announces that:

1. it received notification on 11 March 2005 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 1,986 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 19,672 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold between 3 March 2005 and 10 March 2005 at prices per Ordinary Share of between £7.351 and £7.456, by the Trustee.

Date of Transaction	No of Ordinary Shares Sold	Price Per Share
03.03.05	8	£7.3765
04.03.05	1,232	£7.351
08.03.05	414	£7.3925
10.03.05	176	£7.456

Date of Transaction	No of Ordinary Shares Transferred
04.03.05	19,672

The total holding of the Trust now amounts to 4,539,212 Ordinary Shares.

Directors who are potential beneficiaries of the Plan are NC Rose and PS Walsh.

2. In accordance with Chapter 23 Paragraph 23.23 of the Listing Rules, two copies of the audited financial statements for Diageo Capital B.V. for the year ended 30 June 2004 have been lodged today with the UK Listing Authority for publication through the Document Viewing Facility.

11 March 2005

END

Company	Diageo PLC
TIDM	DGE
Headline	Trans.in OwnShares-Replace
Released	18:05 11-Mar-05
Number	6803J

This announcement replaces the earlier announcement sent under RNS 6738J. Please note the amendments to the number of shares held in treasury and the number of ordinary shares in issue (excl treasury)

Diageo plc announces that it has today purchased through CSFB Europe Ltd 1,000,000 ordinary shares at a price of 754.9 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 48,330,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,001,486,339.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:23 14-Mar-05
Number	7378J

Diageo plc announces that it has today purchased through CSFB Europe Ltd 1,550,000 ordinary shares at a price of 757.36 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 49,880,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,999,938,963.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:32 15-Mar-05
Number	7966J

Diageo plc announces that it has today purchased through CSFB Europe Ltd 1,500,000 ordinary shares at a price of 755.22 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 54,880,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,994,959,360.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:33 16-Mar-05
Number	8591J

Diageo plc announces that it has today purchased through CSFB Europe Ltd 1,000,000 ordinary shares at a price of 753.85 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 55,880,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,993,959,533.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:29 17-Mar-05
Number	9114J

Diageo plc announces that it has today purchased through CSFB Europe Ltd 750,000 ordinary shares at a price of 749.99 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 56,630,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,993,221,228.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	10:55 18-Mar-05
Number	PRNUK-1803

TO:	Regulatory Information Service PR Newswire
RE:	CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 18 March 2005 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 226 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 159 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 15 March 2005 at a price per Ordinary Share of £7.5610 by the Trustee.

Date of Transaction	No of Ordinary Shares Sold	Price Per Share
15.03.05	226	£7.5610

Date of Transaction	No of Ordinary Shares Transferred
16.03.05	159

The total holding of the Trust now amounts to 4,538,827 Ordinary Shares.

Directors who are potential beneficiaries of the Plan are NC Rose and PS Walsh.

18 March 2005

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:19 18-Mar-05
Number	9760J

Diageo plc announces that it has today purchased through CSFB Europe Ltd 750,000 ordinary shares at a price of 751.4 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 57,380,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,992,471,228.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:39 22-Mar-05
Number	0977K

Diageo plc announces that it has today purchased through CSFB Europe Ltd 500,000 ordinary shares at a price of 752.86 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 57,880,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,991,983,465.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:44 23-Mar-05
Number	1640K

Diageo plc announces that it has today purchased through CSFB Europe Ltd 500,000 ordinary shares at a price of 753.86 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 58,380,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,991,483,465.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	14:10 24-Mar-05
Number	PRNUK-2403

TO:	Regulatory Information Service PR Newswire
RE:	CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 24 March 2005 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 1,448 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 9,410 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 21 March 2005 at a price per Ordinary Share of £7.4456 by the Trustee.

Date of Transaction	No of Ordinary Shares Sold	Price Per Share
21.03.05	1,448	£7.4456

Date of Transaction	No of Ordinary Shares Transferred
21.03.05	9,410

The total holding of the Trust now amounts to 4,527,969 Ordinary Shares.

Directors who are potential beneficiaries of the Plan are NC Rose and PS Walsh.

24 March 2005

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:46 24-Mar-05
Number	2265K

Diageo plc announces that it has today purchased through CSFB Europe Ltd 500,000 ordinary shares at a price of 757.71 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 58,880,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,990,993,643.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:53 29-Mar-05
Number	2956K

Diageo plc announces that it has today purchased through CSFB Europe Ltd 500,000 ordinary shares at a price of 756.48 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 59,380,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,990,500,668.

END

Company	Diageo PLC
TIDM	DGE
Headline	Directorate Change
Released	12:40 30-Mar-05
Number	3367K

30 March 2005

FRANZ B. HUMER TO JOIN THE DIAGEO BOARD

Diageo plc announced today the appointment of Dr Franz B. Humer, Chairman and CEO of Roche, to the Diageo board, effective 1 April 2005.

His appointment brings to seven the number of Diageo’s independent non-executive directors. He will be appointed to the Audit Committee, Remuneration Committee and Nomination Committee.

Commenting on the appointment, Lord Blyth said:
‘Franz is a highly respected international businessman and brings a variety of highly relevant complementary skills and experience. We are delighted to welcome him to the Diageo board.’

- ends -

Diageo media enquiries to:
Isabelle Thomas +44 (0) 20 7927 5967 media@diageo.com

Diageo investor relations enquiries to
Catherine James +44 (0) 20 7927 5272 investor.rel@diageo.com

Roche media enquiries to:
Roche Group Media Office
+41 61 688 88 88     basel.mediaoffice@roche.com

Notes to Editor:
1.  Diageo’s chairman is James Blyth. Other non-executive directors are: Lord Hollick (Senior Independent Director and chairman of the Remuneration Committee), Maria Lilja, William Shanahan, Jonathan Symonds (chairman of the Audit Committee), Todd Stitzer and Paul Walker. Executive members of the board are Paul Walsh (CEO), Nick Rose (CFO).

2.  Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, J&B, Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 countries around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). Diageo had a market capitalisation of c. £22.6 billion as of the close of business of the London Stock Exchange on Tuesday, 29 March 2005. For more information about Diageo, its people, brands and performance, visit us at www.diageo.com

3.  Headquartered in Basel, Switzerland, Roche is one of the world’s leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people’s health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

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Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:52 30-Mar-05
Number	3616K

Diageo plc announces that it has today purchased through CSFB Europe Ltd 900,000 ordinary shares at a price of 750.72 pence per share. The purchased shares will all be held as treasury shares

Following the above purchase, Diageo plc holds 60,280,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,989,602,391.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:53 31-Mar-05
Number	4375K

Diageo plc announces that it has today purchased through CSFB Europe Ltd 1,750,000 ordinary shares at a price of 749.64 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 62,030,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,987,852,391

END